Exhibit 21

SUBSIDIARIES OF REGISTRANT

The Company has two wholly-owned subsidiaries at July 26, 2008.  Village Super Market of PA, Inc. is organized under the laws of Pennsylvania.  Village Super Market of NJ, LP is organized under the laws of New Jersey.

The financial statements of all subsidiaries are included in the Company’s consolidated financial statements.